Letter From the President

I am pleased to offer this update on Lexaria Corp to all stakeholders, following many changes in the Company during the past year. It is a particularly exciting time in the Company’s history.

2014 delivered the sharpest and most severe decline in oil prices in over 5 years, and one of the biggest declines of all time. The fundamentals of the oil industry have been dramatically altered by the emergence of new production from previously difficult-to-access shale formations in the USA, and increasingly, in other areas of the world. This is a trend that will continue.

Lexaria identified this trend long ago. In 2012 we quietly initiated efforts to maximize value from our Belmont Lake oil field through any means possible, including a complete asset sale. Because of our minority ownership interest and also because of weakening oil prices, it was a difficult task. Currently oil prices are only about 50% of what they were earlier in the year, convincing us we made the right decision. With oil prices currently well under $60, compared to the over $100 average of recent quarters, our ability to generate positive cash flows would have been severely compromised.

The company also had to deal with debts incurred as a result of financing the oil field expansion over the years. At a peak, we owed over $1.7 million to various creditors, much of this to management and directors who had provided significant loans to enable our operations. We are proud to have paid all these loans down to a zero balance and that every creditor was paid in full. Lexaria extends its appreciation to all those loan providers who have helped us over the years.

It was not easy to turn away from the oil and gas business – the only business we had ever been in since the company was formed in 2004/05. We knew in 2012 that we would have to find another way to create value for our shareholders, if and when we exited the O&G sector. When changes in the medical marijuana legislation in Canada in 2013 were announced, despite the controversial nature of that sector, we identified that this could be a sector that would allow for the creation of long term value for all our shareholders.

At our annual general meeting in 2014, you responded overwhelmingly in favor of our entry into this new business sector, and we have responded with vigor. We signed a joint venture with a Company that at the time was leading the public markets into the medical marijuana sector in Canada, Enertopia Corp. As a result of that, we now have a joint venture that has applied to Health Canada, the governing body of the medical marijuana industry in Canada, for a license to produce 10,000 kg (approx 22,000 pounds) of medical marijuana per year. Lexaria owns 49% of that joint venture.

At this time, the JV license application has advanced to Stage 2 of what is now believed to be a 6-stage process. We are currently awaiting notification of whether we will be accepted into Stage 3 of this process.

Despite the fact that we have made significant progress in Canada under the federally regulated licensing system, we also knew we had to find a way for our public company to participate in the enormous United States market.

Although we have every expectation of ultimately being awarded a license by Health Canada for the Canadian production and selling of medical marijuana, there are a number of political and governmental challenges within Canada along the way. Meanwhile, we don’t want to either bet the entire company on a single license application; or ignore the much larger market for already-legal agricultural hemp products.

It’s important to clearly understand our foray into the United States market: In the USA we do not sell cannabis and are not involved in the marijuana trade in any way, even in those states where it is legal to do so under state law.

Research shows that cannabidiol (CBD) is the major component that has the potential to make marijuana “medical”. CBD can also be obtained from legal agricultural (industrial) hemp that contains less that 0.3% THC. Procured in this manner, CBD is legal in all fifty states and in thirty countries. CBD is also available in plants like Echinacea.

We are exceptionally proud about entering this segment of the market. First, there are still a lot of unanswered questions about how medical marijuana is going to be regulated. In the United States it is still illegal at the Federal level. In addition to legality, there are many tax questions and some negative tax implications of being involved in the legal medical marijuana sector in the USA.

Federal regulators in various US sectors may be more likely to apply federal laws than state laws in their day-to-day regulating of companies. For those reasons we are reticent to enter the medical marijuana market in the USA, certainly at least until there is greater certainty at the federal level.

CBD, on the other hand, is truly legal. The links to conditions are vast and covered elsewhere in this letter. We are proud to help people in their quest for health and wellness, and we have come to believe that CBD may play an integral role in general good health. As a publicly traded company we believe this is not only the more prudent path for our company to take on behalf of its investors, but also the more profitable one.

Having unveiled our www.vipova.com website and upon selling our first cup of tea, we became a national company able to sell our CBD infused tea – using patent-pending technology - anywhere in the United States.

ViPovaTMBrand

In order to attempt to generate sales revenue, and with them, our expectations of eventual profits, we purchased 51% of PoViva Tea LLC and launched the ViPovaTM brand of Cannabidiol (CBD) infused teas. Of all the steps we’ve taken in guiding Lexaria forward over recent years, we are perhaps most excited about our entry into the CBD business.

Attached is an article explaining some of what the human endocannabinoid system is, and how it can regulate so many functions throughout the human body. Why is Lexaria involved here? Because almost never in life does a business have the chance to enter a field of business that is truly new, that also has vast business potential.

Research into the endocannabinoid system has hinted for decades that there seem to be links to various human health conditions. Perhaps that is why the US Federal Government has received a patent on certain cannabinoids! The total market size of these sectors is in the hundreds of billions of dollars.

According to the US Department of Health and Human Services Patent number 6,630,507, “Cannabinoids have been found to have antioxidant properties, unrelated to NMDA receptor antagonism. This new found property makes cannabinoids useful in the treatment and prophylaxis of wide variety of oxidation associated diseases, such as ischemic, age-related, inflammatory and autoimmune diseases. The cannabinoids are found to have particular application as neuroprotectants, for example in limiting neurological damage following ischemic insults, such as stroke and trauma, or in the treatment of neurodegenerative diseases, such as Alzheimer's disease, Parkinson's disease and HIV dementia. Nonpsychoactive cannabinoids, such as cannabidoil, are particularly advantageous to use because they avoid toxicity that is encountered with psychoactive cannabinoids at high doses useful in the method of the present invention.”

Does cannabidiol have a role in any treatment? Will cannabidiol be effective as any treatment? Will cannabidiol-related products or delivery mechanisms be explored sufficiently in clinical trials to ever permit their widespread use as a medical treatment? Today we do not know the answers to any of these questions.

What we DO know is that the endocannabinoid system is a lipid-based system. We DO know that Lexaria has acquired a patent-pending formula for infusing cannabidiol within lipids, and we theorize that will result in higher bioavailability and comfort to those who consume it. For now, the rest of the questions cannot be answered with 100% certainty.

Lexaria is playing a leading role in this brand new industry by delivering CBD through our unique and distinctive lipid-infused process making it one of the most exciting emerging companies in the business today.

Looking Ahead

2015 will be a very busy year for us – we have a number of goals and initiatives.

Primary among these is to establish ViPovaTM as a widely recognized and trusted brand for delivering CBD using our patent pending process that we believe is more effective and comforting. As brand recognition grows we intend to broaden the brand with other products, such as flavored teas and coffee. ViPovaTM sales and product introductions will constantly be a focus during 2015.

We will also launch our second brand of products under the Lexaria EnergyTM brand, keeping a smile on our corporate face as we use our original name for new purposes. Lexaria EnergyTM will be launched in the first 6 months of 2015 as a line of nutritional supplements for active people, once again always using our patent pending technology to infuse CBD inside for comfort and effectiveness.

We expect our first product to be a CBD/Protein bar of exceptional quality and taste. We are hoping to make the Lexaria Energy Bar the only bar in the world that is low on the glycemic index; gluten-free; and incorporates CBD with our patent-pending technology. It is currently under development.

We will also need to increase our ability to provide our products to consumers along more traditional retail channels. Initially our products are available only at select special events, or more easily on-line at our websites (www.vipova.com and (coming soon) www.lexariaenergy.com) and we are developing a direct sales force.

As 2015 unfolds we will begin to make both our ViPova brand and Lexaria Energy brand products available in other countries of the world where they are permitted under national regulations. These initiatives could lead to significant gains in shareholder value over time.

Meanwhile, in Canada we will also continue to pursue a license to grow and sell medical marijuana under the Health Canada MMPR act, with joint-venture partner Enertopia Corp. This remains a goal with potential for significant value. We have in fact made significant progress already, and not measured only by our advancement through the licensing process.

We have also built a strong team of professionals who will lead the facility if the licensing application is successful. This includes growers, security experts, a process manager, and even a former Chief of Police who is advising us on security issues.

Lexaria also has a second facility under consideration, in Eastern Ontario. We have entered an agreement that would provide Lexaria with financial benefits once a decision is made to proceed; one that we think is among the strongest in the industry. However we have not made that decision yet, preferring to concentrate for now on the existing license application in Burlington; as well as on the separate CBD business launch in the USA.

Finally I would like to take a moment to confirm that it is true that I have purchased well over 1,400,000 common shares of Lexaria Corp in the public markets at prices of between $0.06 and $0.115 since November 2014. These purchases were made for my own investment purposes, because I frankly believe the prospects for Lexaria are stronger than the prospects of just about any other public company I could buy. I am by far the largest shareholder of Lexaria and, over the years, have purchased the majority of my (more than) 6.3 million common shares in the public markets – the same way most of you have come to be shareholders.

2014/2015 is a period of change for your company. We know we made the right move to back away from the oil and gas business, and the economics in that business have deteriorated even more rapidly than we feared they might. We have paid all our bills and debts so that the Company is not burdened or placed at risk. We’ve entered the medical marijuana business through a license application in Canada. And we are launching two new brands in the USA aimed at the exciting brand new fields of cannabidiol delivery.

Though there has been a lot of change, one thing in particular remains constant: our thanks to you our shareholders for your loyalty and steadfastness over the years. It is hard being a mouse among elephants but we’ve tried our best to work hard for you all the while we avoid being stepped on. Our commitment to you remains unchanged and we will work honestly and tirelessly on your behalf.

Sincerely,

Chris Bunka
President and CEO, Lexaria Corp .

CBD and Your Health

Cannabidiol (CBD) is a molecule found in plant species such as agricultural (or industrial) hemp, and Echinacea. CBD is one of at least 489 distinct compounds within hemp: it is clear that cannabis and CBD are two entirely different things. Cannabidiol is a phytocannabinoid, it is not psychoactive and has anti-psychotic effects.

· Alzheimer’s disease and dementia	· Multiple Sclerosis
· Anxiety and Depression	· Nausea and Vomiting
· Appetite	· Neural Development
· Asthma	· Neuropathic Pain or Chronic Pain
· Cancer	· Osteoarthritis & Rheumatoid
· Cardiovascular Function	· Arthritis
· Digestion	· Osteoporosis
· Epilepsy	· Post-traumatic Stress Disorder
· Fibromyalgia	· Parkinson’s Disease
· Glaucoma	· Psychiatric Disease
· Headache and Migraine	· Pscyhomotor Behaviour
· Huntingtons Disease	· Schizophrenia & Psychosis
· Immune Function	· Spinal Cord Injury & Disease
· Inflammation	· Stress & Emotional State Regulation
· Irritable Bowel Syndrome	· Tourette’s Syndrome
· Liver Disease	· Wake/Sleep Cycles
· Memory	· Wasting Syndrome in AIDs and
· Metabolism and Energy Homeostasis	· Cancer Patients

There is an extensive list of conditions that have been associated in some fashion to cannabinoids. No claim has been made and no claim is being made that CBD “cures” or treats any of these conditions or diseases. However, thousands of researches, usually working independently of each other, have discovered links or associations of some kind, between CBD or the endocannabinoid system, and each of these diseases or conditions.

It seems clear that, with links or effects to such a widely varied group of conditions, the endocannabinoid system plays a central role in human health, even if that role is currently poorly understood.

Perversely, much of the research to date has been conducted on cannabis, not necessarily with regard to which of the 485 compounds within the cannabis might be responsible for noted outcomes. The majority of such studies temper potential beneficial outcomes with remarks of the negative psychotropic effects that are often associated with tetrahydrocannabinol (THC).

For example, following is a table summarizing various published clinical trials on smoked or vaporized cannabis:

Published Clinical Trials on Smoked/Vaporized Cannabis and Assoc. Therapeutic Benefits Primary Medical Conditions & Associated Secondary end- points (if any) for which benefits were observed	Percent and Dose of Δ9-THC	Trial Duration & Number of Patients/Participants	Reference
HIV/AIDS associated weight loss	1 cannabis cigarette (~800 MG) containing 1.8% or 3.9% THC by weight, smoked once daily (i.e. one dose per day) (~14-31 mg Δ9- THC/day)	8 sessions total (3 sessions/week) 30 participants	(166)
HIV/AIDS — associated weight loss; disease- associated mood and insomnia	1 cannabis cigarette (~800 mg) containing 2.0% or 3.9% THC by weight, smoked four times/day (i.e. 4 doses/day) (~64-125 mg Δ9-THC/day)	4 days total; 10 participants	(167)
Multiple Sclerosis — associated pain and spasticity	1 cannabis cigarette (~800 mg) containing 4% THC by weight, smoked once/day (i.e. one dose per day) (~32 mg Δ9-THC/day)	3 days total; 30 patients	(188)
Central & Peripheral chronic neuropathic pain (various etiologies)	1 cannabis cigarette (~800 mg) containing either 3.5% or 7 % THC by weight, smoked in bouts over 3 h period (i.e. one dose/day)	1 day total; 38 patients	(168)
Chronic Neuropathic pain from HIV— associated sensory neuropathy	1 cannabis cigarette (~900 mg) containing 3.56% THC by weight, smoked three times/day (i.e. 3 doses/day) (~96 mg Δ9-THC/day)	5 days total; 25 patients	(142)

Published Clinical Trials on Smoked/Vaporized Cannabis and Assoc. Therapeutic Benefits Primary Medical Conditions & Associated Secondary end- points (if any) for which benefits were observed	Percent and Dose of Δ9-THC	Trial Duration & Number of Patients/Participants	Reference
HIV—associated chronic neuropathic pain refractory to other medications	1 cannabis cigarette (~800 mg) containing between 1 & 8% THC by weight, smoked four/day (i.e. 4 doses/day)	5 days total; 28 patients	(186)
Chronic post- traumatic or post- surgical neuropathic pain refractory to other medications and associated insomnia	One 25 mg dose of cannabis containing 9.4% THC by weight, smoked three times/day (i.e. three doses/day) (~7 mg Δ9-THC/day)	5 days total; 21 patients	(172)
Chronic pain of various etiologies (musculoskeletal, post-traumatic, arthritic, peripheral neuropathy, cancer, fibromyalgia, migraine, multiple sclerosis, sickle cell disease, thoracic outlet syndrome)	One 0.9 g dose of Vaporized cannabis containing 3.56% THC by weight administered three times/day (one dose the first day, three doses /day for the next three days, one dose the last day) (~96 mg Δ9-THC/day)	5 days total; 21 patients	(187)

Much of the research conducted to date has been with animals or is laboratory research and is not based on human clinical studies. Pre-clinical animal studies may have predictive value but may not translate accurately from an animal species to humans. In humans, there is also always the possibility of placebo effect, though that is not likely possible in animal studies.

ViPovaTM has formulated its tea to infuse CBD within lipids in order to provide a more comforting and bioavailable delivery to the human digestive system. It will take the collective work and research of thousands of highly trained professionals to determine whether there are actually any health benefits associated with ingesting CBD, and if so, how best to optimize CBD delivery. We do not know the answers today.

But in the meantime, you have ViPovaTM.

Sources for this article:

Information For Health Care Professionals, Hanan Abramovici, Ph.D., Health Canada, 2013
Mayo Foundation for Medical Education and Research, Michael Bostwick, 2012
Scientists Uncover How CBD Treats MS, Alters Cholesterol Metabolism, FreedomIsGreen.com, Jahan Marcu, May 25, 2011
Journal of Pharmacology and Experimental Therapeutics, Alessia Ligresti et.al, 2006
Phytomedicine, Barbara Romano et al, 2013

Website: www.lexariaenergy.com
Corporate Office: 950, 1130 W. Pender St., Vancouver, BC V6E 4A4
Contact: (O) 604.602.1675 (F) 604.685.1602

Website: www.vipova.com
Corporate Office: A100, 2222 Northern Ave, Phoenix, AZ 85021
Contact: (O) 602.445.2764 (F) 602.943.2363

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements. Statements which are not historical facts are forward-looking statements. The Company makes forward-looking public statements concerning its expected future financial position, results of operations, cash flows, financing plans, business strategy, products and services, competitive positions, growth opportunities, plans and objectives of management for future operations, including statements that include words such as "anticipate," "if," "believe," "plan," "estimate," "expect," "intend," "may," "could," "should," "will," and other similar expressions are forward-looking statements. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Access to capital, or lack thereof, is a major risk and there is no assurance that the Company will be able to raise required working capital. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements and filings. There is no assurance that the medical marijuana, CBD sector, or alternative health businesses will provide any benefit to Lexaria, or that the Company will experience any growth through participation in these sectors. There is no assurance that existing capital is sufficient for the Company's needs or that it will need to attempt to raise additional capital. There is no assurance that any cannabinoid-based product will promote, assist, or maintain any beneficial human health conditions whatsoever. No statement herein has been evaluated by the Food and Drug Administration (FDA). ViPovaTM products are not intended to diagnose, treat, cure or prevent any disease.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this information.